Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED MARCH 22, 2010

TO PROSPECTUS DATED JANUARY 7, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated January 7, 2010. This sticker supplement replaces all prior sticker supplements to the prospectus. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Macquarie Global Growth Trust” include CNL Macquarie Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of March 22, 2010.

RECENT DEVELOPMENTS

Management

The biographical information for Mary Lou Fiala, one of our directors, is updated to reflect her recent retirement as President of Regency Centers Corporation. Therefore, the following information supersedes and replaces in full, Ms. Fiala’s biography under the heading “MANAGEMENT.”

MANAGEMENT

Mary Lou Fiala. Independent Director. Ms. Fiala joined our board as an independent member in August 2009. She is also on the board of directors of Regency Centers Corporation, a publicly traded REIT specializing in developing, owning and operating grocery-anchored shopping centers located throughout the United States. Ms. Fiala has been Regency’s chief operating officer since January 1999, a director since 1997, vice chairman since 1998, and served as its president from January 1999 to February 2009. Prior to joining Regency, from March 1997 to January 1999, she served as managing director of Security Capital Global Strategic Group Incorporated, where she was responsible for the development of operating systems for the firm’s retail-related initiatives. From 1976 to 1994, Ms. Fiala held various merchandising and store operations positions with predecessors to Macy’s and Federated Department Stores. Following the 1994 merger of Macy’s East with Federated, Ms. Fiala was senior vice president and director of stores, New England until her departure in March 1997. Ms. Fiala has served as a director, and as a member of the audit and compensation committees of Build-A-Bear Workshop, Inc., since January 2005. She advises the real estate committee of Build-A-Bear Workshop, Inc. which operates stores worldwide. Since 2007, Ms. Fiala has served on the board of directors of Flat Out Crazy, LLC, which owns and operates two Asian restaurant chains. Ms. Fiala serves on the executive committee of the board of trustees for the International Council of Shopping Centers where she works with real estate companies, owners and developers worldwide. Ms. Fiala earned a bachelor of science degree from Miami University.

Plan of Distribution

The following information supersedes and replaces in full “Investments through IRA Accounts” under the heading “PLAN OF DISTRIBUTION.”

PLAN OF DISTRIBUTION

Investments through IRA Accounts

Community National Bank (“CNB”) has agreed to act as an IRA custodian for our stockholders who have or desire to establish with CNB an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. Such agreement is subject to change and terminable upon 90 days notice by CNB or the Company. We will pay the annual maintenance fee for the calendar year in which a subscriber first purchases our Shares through an investor account with CNB unless such annual maintenance fee has already been paid by one or more third parties prior to the purchase of any Shares through an investor account with CNB. Subscribers who choose CNB as IRA custodian are responsible for paying subsequent annual maintenance fees and any other fees for such accounts. Our payment of the annual maintenance fee will be treated as a purchase price adjustment and result in a lower tax basis in the shares purchased by the IRA. In some cases, the purchase price adjustment may be shared among investments purchased for the account. Subscribers who choose a different IRA custodian are responsible for paying annual maintenance fees and other fees related to such account. Further information as to these custodial services is available through our Managing Dealer or a participating broker.

Updated Information Regarding Macquarie

As previously disclosed in the sticker supplement dated February 12, 2010, the sale of the majority of Macquarie’s Australian core real estate funds management platform to Charter Hall Group, including the management businesses of Macquarie Office Trust, Macquarie CountryWide Trust and Macquarie Direct Property Funds, has been substantially completed.

Unless otherwise disclosed, the figures noted for each of Macquarie Group Limited, Macquarie Capital Funds and the global real estate platform of Macquarie Capital Funds and its affiliates are as of December 31, 2009, and are adjusted for certain Macquarie transactions. These adjustments include the acquisition of Delaware Investments, the restructure of Macquarie Infrastructure Group and sale of the majority of Macquarie’s Australian core real estate fund management platform, all of which took place during the first quarter of 2010.

The following information supersedes and replaces in full the noted questions and answers under the heading “QUESTIONS AND ANSWERS ABOUT THIS OFFERING.”

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	Who is Macquarie Group Limited?

A:	Macquarie Group Limited, or “Macquarie,” is a global provider of banking, financial, advisory, investment and funds management services. Macquarie’s main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world.

Macquarie is listed in Australia on the Australian Securities Exchange (ASX: MQG) and is regulated by the Australian Prudential Regulation Authority, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorized deposit taker. Macquarie also owns a bank in the United Kingdom, Macquarie Bank International, which is regulated by the Financial Services Authority. Macquarie’s activities are also subject to scrutiny by other regulatory agencies around the world.

Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries. Macquarie employed over 14,000 people and had assets under management of approximately $300 billion as of December 31, 2009.

Q:	Who is Macquarie Capital Funds?

A:

Macquarie Capital Funds is a business platform within Macquarie Capital, one of Macquarie’s five main operating groups. Macquarie Capital Funds has established a leading position in the creation and management of specific asset class investor funds (“specialist funds”). Through specialist management companies, as of December 31, 2009, it manages 8 listed and 33 unlisted specialist funds or vehicles that invest in infrastructure (including airports, toll roads, communications infrastructure, utilities and related sectors), real estate (including investments in retail, office, industrial, and commercial sectors as well as real estate development), and other sectors. Macquarie Capital Funds manages listed funds in Australia, Canada, the United States, Korea and Singapore. It manages unlisted funds in Australia, Korea, Hong Kong, India, Canada, the United States, Europe, Russia, South Africa, Mexico[1] and the United Arab Emirates. As of December 31, 2009, assets under management in the specialist funds totaled approximately $94 billion.

Included within Macquarie Capital Funds is a global real estate business platform made up of Macquarie subsidiaries (some of which are regulated in jurisdictions where they provide services) and professionals primarily focused on the creation and management of unlisted real estate funds and real estate joint ventures in Australia, Asia, North America and Europe. The real estate service capabilities of Macquarie Capital Funds and its affiliates include portfolio and asset management, development related services, due diligence, investment advisory services, financing and capital management, and investor relations. As of December 31, 2009, Macquarie Capital Funds and its affiliates managed a global real estate portfolio with assets valued over $6 billion.

Q:	Why are Macquarie Capital Funds Inc. and CNL Financial Group, LLC jointly sponsoring this offering?

A:	Macquarie Capital Funds Inc. and CNL Financial Group, LLC believe they bring strong complementary skills to the sponsorship of our company. CNL has a 35-year track record of forming and acquiring real estate businesses in the United States. Macquarie Real Estate Advisory Services LLC is an affiliate of Macquarie Capital Funds. As of December 31, 2009, Macquarie Capital Funds and its affiliates managed a global real estate portfolio with assets under management valued over $6 billion.

The following information supersedes and replaces in full the Macquarie Background information under the heading “BUSINESS.”

BUSINESS

Macquarie Background

Macquarie Group Limited

Macquarie Group Limited, or “Macquarie,” is a global provider of banking, financial, advisory, investment and funds management services. Macquarie’s main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world.

Macquarie is listed in Australia on the Australian Securities Exchange (“ASX”) and is regulated by the Australian Prudential Regulation Authority, the Australian banking regulator, as the owner of Macquarie Bank Limited (“MBL”), an authorized deposit taker. Macquarie also owns a bank in the United Kingdom, Macquarie Bank International, which is regulated by the Financial Services Authority. Macquarie’s activities are also subject to scrutiny by other regulatory agencies around the world.

Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries. Macquarie employed over 14,000 people and had assets under management of approximately $300 billion as of December 31, 2009.

Macquarie History

Macquarie takes its origins from the merchant bank Hill Samuel Australia (“HSA”), a wholly owned subsidiary of Hill Samuel & Co. Limited, London. Established in Australia in 1969, it began operations in Sydney in January 1970 with only three staff. In 1981, in response to changes evolving from the deregulation of financial markets, HSA commenced work on a proposal to become a trading bank. Authority for HSA to become Macquarie Bank Limited (“MBL”) was given in 1985, making it only the second private trading bank to be established in Australia this past century. MBL adopted its name from Governor Lachlan Macquarie, a leading pioneer responsible for transforming the early settlement in Australia from a penal colony into a dynamic economy.

[1]	Macquarie Mexican Infrastructure Fund is comprised of parallel listed and unlisted vehicles.

MBL took over all of HSA’s business operations and opened a retail branch in March 1985 in Sydney. MBL opened a trading bank branch in Melbourne a few months later and in Brisbane in November 1986. On July 29, 1996, MBL listed its fully paid ordinary shares on the ASX, and on October 30, 1996 entered the ASX’s All Ordinaries Index with a market capitalization of approximately A$1.3 billion2. In October 2007, MBL security holders and option holders and the Federal Court of Australia approved the creation of Macquarie Group Limited and the restructure of MBL into a non-operating holding company structure.

Macquarie Operational Organization

Macquarie has five main operating groups, described below, within which individual businesses operate. The businesses specialize in defined product or market sectors and work in close cooperation.

Macquarie Capital

Macquarie Capital provides Macquarie’s wholesale structuring, underwriting, corporate advisory, and specialized funds management (including real estate, infrastructure, and private equity funds). Macquarie Capital’s depth of service includes specialist capabilities in: (i) mergers and acquisitions; (ii) takeovers and corporate restructuring advice; (iii) equity capital markets and equity and debt capital raising and management; (iv) specialized funds management including real estate, infrastructure and private equity funds; (v) debt structuring and distribution; (vi) private equity placements; and (vii) principal products.

Macquarie Capital is comprised of several business platforms, including Macquarie Capital Funds, that has established a leading position in the creation and management of specific asset class investor funds (“specialist funds”) that invest in real estate, infrastructure and private equity. Macquarie Capital Funds’ global real estate fund and asset management activities are described in more detail below.

Macquarie Securities Group

Macquarie Securities Group is a full-service securities business in Asia and Australia, specializing in: (i) institutional cash equities broking; (ii) equity finance, arbitrage trading and synthetic product business; and (iii) equity-linked investments, trading products and risk management services to wholesale and retail clients in Australia, Asia, Europe, North America and Latin America.

Fixed Income, Currencies and Commodities

Fixed Income, Currencies and Commodities provides a variety of services across the globe with an underlying specialization in interest rate, commodity or foreign exchange related institutional trading, marketing, lending, clearing or platform provision. Fixed Income, Currencies and Commodities offers trading, sales, research and finance covering: (i) interest rate, debt and credit securities; (ii) foreign exchange spot, forward and tailored services; and (iii) metals, energy, environmental products, agriculture, freight, bulk commodities and complementary futures services.

Macquarie Funds Group

Macquarie Funds Group is a full-service fund manager offering a diverse range of products, including: (i) managed funds across a wide range of asset classes, including cash, fixed income, currencies, resources, listed property securities, equities, listed infrastructure securities and private equity; (ii) funds-based structured products; (iii) hedge funds and fund of funds; and (iv) responsible entity and back-office services.

Banking and Financial Services Group

The Banking and Financial Services Group provides retail banking and financial services, including: (i) cash management trust and wrap platform; (ii) full service stock-broking; (iii) relationship banking services for businesses and professionals; (iv) private banking and executive wealth management; (v) private portfolio management; (vi) mortgage management; and (vii) credit cards (issuer and wholesale service provider), life insurance, funds management and administration and online broking.

[2]	A$ = Australian dollars.

Other Macquarie Divisions

In addition to Macquarie Group’s five main operating groups, Macquarie Bank Limited has two operating divisions: Corporate and Asset Finance and Real Estate Banking Division. Corporate and Asset Finance provides innovative and traditional capital, finance and related services to clients operating in selected international markets. Macquarie’s Real Estate Banking Division manages real estate projects and investments located in Australia, Asia, South Africa, North America and Europe as well as being responsible for the procurement, underwriting and management of real estate loans for clients in real estate projects across all major real estate sectors.

Macquarie Capital Funds

Macquarie Capital Funds has established a leading position in the creation and management of specific asset class investor funds (“specialist funds”). Through specialist management companies, as of December 31, 2009, it manages 8 listed and 33 unlisted specialist funds or vehicles that invest in infrastructure (including airports, toll roads, communications infrastructure, utilities and related sectors), real estate (including investments in retail, office, industrial, and commercial sectors as well as real estate development), and other sectors. Macquarie Capital Funds manages listed funds in Australia, Canada, the United States, Korea and Singapore. It manages unlisted funds in Australia, Korea, Hong Kong, India, Canada, the United States, Europe, Russia, South Africa, Mexico and the United Arab Emirates. As of December 31, 2009, assets under management in the specialist funds totaled approximately $94 billion.

Included within Macquarie Capital Funds is a global real estate business platform made up of Macquarie subsidiaries (some of which are regulated in the jurisdictions where they provide services) and professionals focused on the creation and management of unlisted real estate funds and real estate joint ventures in Australia, Asia, North America and Europe. The real estate service capabilities of Macquarie Capital Funds and its affiliates include portfolio and asset management, development related services, due diligence, investment advisory services, financing and capital management, and investor relations. As of December 31, 2009, Macquarie Capital Funds and its affiliates managed a global real estate portfolio with assets valued over $6 billion.

As an affiliate of our advisor, Macquarie Capital Funds will be primarily responsible for providing our advisor with due diligence, acquisition and management services relating to our acquisition and management of properties located outside the United States and Canada.

The tables below highlight current listed and unlisted real estate investment vehicles managed by Macquarie Capital Funds and its affiliates.

Listed Vehicles
Vehicle	Description	Equity Under Management (A$)(1) (2)
Macquarie DDR Trust	REIT listed on the ASX investing in high quality value and convenience retail property in the United States.	$50m

(1)	As of December 31, 2009.
(2)	Market capitalization plus fully underwritten or committed future capital raisings. With respect to assets held in joint venture, the amount included is based on the vehicle’s proportionate interest in the joint venture.

Unlisted Vehicles
Vehicle	Description	Notes(1)
Macquarie Real Estate Equity Funds	Suite of seven wholesale funds focused on development and opportunistic trading projects around Australia.	Expected gross development value of series A$3b

MWREF	A geographically diversified and growing portfolio of core, retail property comprising shopping mall assets across China.	Initial portfolio value of A$612m

Macquarie NPS REIT	Wholesale fund investing in stabilized office and retail assets in Korea.	Assets under management of A$209m with mandate to grow assets up to A$1b (KrW500b equity)

(1)	As of December 31, 2009.

Macquarie Group - Other Real Estate Activities

In addition to the global real estate platform within Macquarie Capital Funds, Macquarie has other real estate-related activities and businesses within both MBL and Macquarie Capital.

Macquarie Bank Limited – Real Estate Banking Division

MBL, through the Real Estate Banking Division, participates in strategic real estate joint ventures on development projects, property acquisitions and funds management. For example, MBL has a joint venture interest in MGPA Limited (“MGPA”), which is an independently managed private equity real estate investment advisory company investing in Europe and Asia. MGPA advises a number of real estate investment funds, the largest being MGPA Fund III which has raised US$5.2 billion in equity.

Macquarie also participates in real estate development projects around the world. In Australia, MBL owns the national award-winning developer Urban Pacific Limited, and has joint venture projects with Great White Shark Enterprises through Medallist Developments (Australia, the United States and South Africa).

Additionally, Macquarie’s Real Estate Banking Division provides financing solutions for real estate projects and clients across all major real estate sectors. The division specializes in full finance solutions encompassing development finance, acquisition and repositioning, tailored financing and structuring complex transactions. The division actively participates in joint ventures with clients.

Macquarie Capital – Real Estate Advisory

Macquarie Capital provides global real estate advisory and equity and debt capital raising services on behalf of institutional and corporate clients as well as to Macquarie’s real estate businesses and the funds they manage. These services seek to create unique real estate opportunities by drawing on extensive market expertise and a variety of capital sources to deliver strategic solutions.

Macquarie Capital – Real Estate Strategy

Macquarie Capital provides forecasts for global real estate markets for Macquarie Capital Advisors and other internal and external clients. The team has extensive international expertise providing strategic advice on opportunities and risks inherent in global real estate markets. In addition to Australia, its research covers the major international markets including the United States, the United Kingdom, Japan, Singapore, Hong Kong, Germany, and France. The combination of specialist real estate knowledge, economic expertise and on-the-ground experience provides valuable insight on future trends in real estate markets.

The following information supersedes and replaces in full the Prior Investment Programs - Macquarie Capital Funds information under the heading “PRIOR PERFORMANCE SUMMARY.”

PRIOR PERFORMANCE SUMMARY

Prior Investment Programs - Macquarie Capital Funds

The information in this section and in the Prior Performance Tables in Appendix B represents the historical performance and the information of Macquarie Capital Funds and affiliate managed programs, both public and non-public, over the past ten years. The programs included have similar investment objectives as ours, in that all have the main objective of investing solely in real estate and real estate-related assets. Altogether, the prior investment programs consist of six public programs, each with more than 300 investors and each of which are listed on the ASX, Singapore Exchange or Korea Exchange, and 19 non-public programs. The information on the six public programs, Charter Hall Retail REIT3, Charter Hall Office REIT3, Macquarie DDR Trust, Starhill Global REIT4, Macquarie Central Office CR REIT, or “MCO REIT” and Macquarie ProLogis Trust, is presented in more detail in the applicable Prior Performance Tables in Appendix B. Additionally, Table VI, which is included in Part II of the registration statement filed with the SEC for this offering, includes detailed information regarding acquisitions made by the public programs during the previous three years. All monetary figures presented below are in Australian dollars (A$).

Capital Raising

Over the past ten years ending June 30, 2009, Macquarie Capital Funds and affiliates have raised approximately A$7.5 billion from 72,737 investors through the six prior public programs and approximately A$2.0 billion from 19,092 investors through the 19 prior non-public programs. More detail regarding Macquarie Capital Funds’ and affiliates’ experience in raising capital, and compensation paid to Macquarie Capital Funds and affiliates in relation to the prior public programs, is included in Appendix B – Tables I and II.

Investments

During the past ten years ending June 30, 2009, Macquarie Capital Funds and affiliates have invested in 524 properties valued at approximately A$17.0 billion at time of purchase in its public programs, and 69 properties at approximately A$2.7 billion in its non-public programs. These investments have been made across four continents: Asia, Australia, Europe and North America:

Number of Properties Acquired by Region:	Public Programs	Non-Public Programs
Australia	67	57
Asia	14	12
North America	434	0
Europe	9	0

Total:	524	69

Acquisitions by Macquarie Capital Funds and its affiliates have been made across several real estate sectors including office, industrial and retail properties. These investments have included mainly existing properties, as well as a small percentage of new and development properties. The following chart describes such properties:

[3]

Effective March 1, 2010, Macquarie Office Trust and Macquarie CountryWide Trust have been renamed Charter Hall Office REIT and Charter Hall Retail REIT, respectively. The sale of the majority of Macquarie’s Australian core real estate funds management platform to Charter Hall Group, including the management businesses of Macquarie Office Trust and Macquarie CountryWide Trust, has been substantially completed.

[4]

Effective December 31, 2008, Macquarie PRIME REIT has been renamed Starhill Global REIT. On December 31, 2008, Macquarie completed the sale of its approximate 26% holding in Macquarie PRIME REIT, as well as its 50% interest in the holding company of Macquarie PRIME REIT’s manager and property manager to YTL Corporation Berhad.

Types of Properties Acquired by Percentage:	Public Programs	Non-Public Programs
Office	31%	43%
Retail	58%	32%
Industrial	11%	4%

Total Commercial:	100%	79%

Residential	0%	21%

Types of Properties Acquired by Percentage:	Public Programs	Non-Public Programs
New	8%	0%
Existing	92%	72%
Development	0%	28%

Additionally, a summary of all acquisitions made by Macquarie Capital Funds and its affiliate sponsored public programs over the previous three fiscal years can be seen in Table VI, which is included in Part II of the registration statement filed with the SEC for this offering. As shown in Table VI, Macquarie Capital Funds and affiliates have acquired 72 properties within the previous three years of the public programs. These properties have all been retail or office acquisitions in Asia, Australia, Europe and the United States. In total, approximately 9.7 million of leaseable square feet was acquired through these acquisitions over this three-year period. These acquisitions were financed with a combination of debt, offering proceeds and reinvestment of sales proceeds.

Dispositions

Macquarie Capital Funds and its affiliate sponsored programs, both public and non-public, have sold approximately 121 and 21 properties, respectively, over the previous ten years ending June 30, 2009. A detailed description of the public program disposals over the past three years can be found in Table V of Appendix B.

Operating Results

Other than due to current global economic conditions, and except as set forth below, all Macquarie Capital Funds and affiliated sponsored programs have operated with no major adverse business conditions or developments arising that are material to investors in the programs.

As of June 30, 2009, Macquarie DDR Trust and its joint venture subsidiary had breached certain covenants in loan facilities. As noted in the Notes to the Financial Statements of Macquarie DDR Trust for the year ended June 30, 2009, at June 30, 2009 there was a significant uncertainty with regard to Macquarie DDR Trust’s ability to continue as a going concern. To date no lender has enforced repayment of the amount owed under these loan facilities.

More detail of operating results is provided in Appendix II as part of Table III – Operating Results of Prior Programs.

We will provide, upon request to us and without charge, a copy of the most recent annual reports filed with the ASX by Charter Hall Retail REIT5, Charter Hall Office REIT5 and Macquarie DDR Trust; or filed with the Singapore Exchange by Starhill Global REIT6.

[5]

Effective March 1, 2010, Macquarie Office Trust and Macquarie CountryWide Trust have been renamed Charter Hall Office REIT and Charter Hall Retail REIT, respectively. The sale of the majority of Macquarie’s Australian core real estate funds management platform to Charter Hall Group, including the management businesses of Macquarie Office Trust and Macquarie CountryWide Trust, has been substantially completed.

[6]

Effective December 31, 2008, Macquarie PRIME REIT has been renamed Starhill Global REIT. On December 31, 2008, Macquarie completed the sale of its approximate 26% holding in Macquarie PRIME REIT, as well as its 50% interest in the holding company of Macquarie PRIME REIT’s manager and property manager to YTL Corporation Berhad.

The following information should be read in conjunction with the Prior Performance Tables - Macquarie Capital Funds information under the heading “APPENDIX B.”

APPENDIX B

PRIOR PERFORMANCE TABLES — MACQUARIE CAPITAL FUNDS

Effective March 1, 2010, Macquarie Office Trust and Macquarie CountryWide Trust have been renamed Charter Hall Office REIT and Charter Hall Retail REIT, respectively. The sale of the majority of Macquarie’s Australian core real estate funds management platform to Charter Hall Group, including the management businesses of Macquarie Office Trust and Macquarie CountryWide Trust, has been substantially completed.

On August 13, 2009, MCO REIT disposed of its sole asset. On October 9, 2009, MCO REIT was delisted from the Korea Exchange and was subsequently liquidated. Details of this completed program are presented in “Table IV – Results of Completed Programs,” attached thereto. All references to MCO REIT included in “Table III – Operating Results of Prior Programs” is through June 30, 2009 and will be removed for required reporting periods going forward.

TABLE IV

Results of Completed Programs

All Amounts presented in Korean Won (KRW), unless otherwise stated

Program Name	MCO CR REIT
Dollar Amount Raised	76,303,000,000
Number of Properties Purchased	1
Date of Closing of Offering [1]	10/9/2009
Date of First Sale of Property[2]	8/13/2009
Date of Final Sale of Property[2]	8/13/2009
Tax and Distribution Data Per KRW 5,000 Invested[3]
Federal Income Tax Results:
Ordinary income (loss)
—from operations	10,617
Capital gain (loss)	—
Deferred tax	—
Cash Distributions to Investors Per KRW 5,000 Invested[3]
Source (per Korean accounting standards)
—Investment income	10,617
—Return of Capital	3,605
Source (on cash basis)
—Sales	10,490
—Refinancing	—
—Operations	3,732

1	On October 9, 2009, MCO REIT was delisted from the Korea Exchange.
2	On August 13, 2009, MCO REIT disposed of its sole asset.
3	Tax and Distribution data is presented based upon KRW 5,000 invested, as shares were issued at KRW 5,000 par value per share.